Filed Pursuant to Rule 433

Registration No. 333-283481

May 15, 2025

Cencora, Inc.

€500,000,000 2.875% Senior Notes due 2028

€500,000,000 3.625 % Senior Notes due 2032

Pricing Term Sheet

	€500,000,000 2.875% Senior Notes due 2028	€500,000,000 3.625% Senior Notes due 2032
Issuer:	Cencora, Inc.
Offering Format:	SEC Registered
Trade Date:	May 15, 2025
Settlement Date*:	May 22, 2025 (T+5)
Joint Book-Running Managers:	BNP PARIBAS
Citigroup Global Markets Limited
J.P. Morgan Securities plc
Société Générale
Merrill Lynch International
Morgan Stanley & Co. International plc
Scotiabank (Ireland) Designated Activity Company
The Toronto-Dominion Bank
U.S. Bancorp Investments, Inc.
Wells Fargo Securities International Limited
Senior Co-Managers:	PNC Capital Markets LLC Truist Securities, Inc.
Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. MUFG Securities EMEA plc WauBank Securities LLC
Security Title:	2.875% Senior Notes due 2028	3.625% Senior Notes due 2032
Principal Amount:	€500,000,000	€500,000,000
Coupon:	2.875%	3.625%
Maturity Date:	May 22, 2028	May 22, 2032

Public Offering Price:	99.960% of the principal amount	99.757% of the principal amount
Spread to Mid-Swap:	77 basis points	125 basis points
Mid-Swap Rate:	2.119%	2.415%
Yield to Maturity:	2.889%	3.665%
Benchmark Bund:	OBL 2.200% due April 13, 2028	DBR 0.000% due February 15, 2032
Spread to Benchmark Bund:	94.4 basis points	129.1 basis points
Benchmark Bund Price:	100.71	85.36
Benchmark Bund Yield:	1.945%	2.374%
Ratings**:	A- (Fitch) / Baa2 (Moody’s) / BBB+ (S&P)
Interest Payment Date:	Annually on May 22, beginning on May 22, 2026
Make-Whole Call:	Comparable Government Bond Rate plus 15 basis points	Comparable Government Bond Rate plus 20 basis points
Par Call:	Par call on or after April 22, 2028 (the date that is one month prior to maturity)	Par call on or after February 22, 2032 (the date that is three months prior to maturity)
Optional Redemption for Tax Reasons:	Par call upon the occurrence of specified tax events described under “Description of the Notes — Redemption for Tax Reasons” in the prospectus supplement
Change of Control Triggering Event Put:	101% of principal amount plus accrued interest to the date of purchase
Clearing:	Global notes will be deposited with a common depositary for Euroclear Bank SA/NV and Clearstream Banking S.A.
Expected Listing:	The issuer intends to apply to list the notes on the New York Stock Exchange and expects trading in the notes on the New York Stock Exchange to begin within 30 days after the original issue date of the notes

Governing Law:	New York
Day Count Convention:	ACTUAL/ACTUAL (ICMA)
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Stabilization:	FCA/ICMA applies
Common Code:	307124629	307124637
ISIN:	XS3071246295	XS3071246378
CUSIP:	03073EAZ8	03073EBA2
Prohibition of Sales to EEA/UK Retail Investors:	Applicable
MiFID II/UK MiFIR Target Market:	Eligible counterparties and professional clients only (all distribution channels)

* It is expected that delivery of the notes will be made against payment therefor on or about May 22, 2025, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is one business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed an automatic shelf registration statement, including a prospectus dated November 26, 2024 (File No. 333- 283481), and a preliminary prospectus supplement dated May 15, 2025 with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP PARIBAS at +44-020-7595-8222; Citigroup Global Markets Limited toll-free at (800) 831-9146; J.P. Morgan Securities plc toll-free at +44-207-134-2468 (non-U.S. investors) or J.P. Morgan Securities LLC (collect) at (212) 834-4533 (U.S. investors); or Société Générale toll-free at 1-(855)-881-2108.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2016/97/EU (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation 2017/1129/EU (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation 1286/2014/EU (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. The prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any member state of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the notes. The prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the Prospectus Regulation.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation 2017/565/EU as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation 2017/1129/EU as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by Regulation 1286/2014/EU as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. The prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of the notes. The prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the UK Prospectus Regulation.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (an “EU distributor”) should take into consideration the manufacturers’ target market assessment; however, an EU distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation 600/2014/EU as it forms part of domestic law of the United Kingdom (the “UK”) by virtue of the EUWA (“UK MiFIR”) and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “UK distributor”) should take into consideration the manufacturers’ target market assessment; however, a UK distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

In the UK, this final pricing term sheet is only being distributed to, and are only directed at (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (2) high net worth entities and other persons falling within Article 49(2)(a) to (d) of the Order, or (3) other persons to whom it may otherwise lawfully be communicated or caused to be communicated (each such person being referred to as a “Relevant Person”). In the UK, any investment or investment activity to which the preliminary prospectus supplement relates is only available to, and the notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, Relevant Persons. Any person in the UK that is not a Relevant Person should not act or rely on this final pricing term sheet or any of its contents.

Singapore Securities and Futures Act (“SFA”) Product Classification — In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (CMP), unless otherwise specified before an offer of notes, the issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the notes are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.